UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

DEFENSE INDUSTRIES INTERNATIONAL, INC.
 (Name of Issuer)

Common Stock par value $0.0001 per share
(Title of Class of Securities)

244632105
(CUSIP Number)

Uri Nissani
12 Hamefalsim Street
Petach Tikva 49514, Israel
(011) 972-3-7168383

(Name, Address and Telephone Number of Person
Authorized
to Receive Notices and Communications)

October 13, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format will include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 244632105
1	NAME OF REPORTING PERSON: Uri Nissani I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 19,460,000*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 19,460,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,460,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 69.1%**
14	TYPE OF REPORTING PERSON: IN
______________________
*
The reporting person is the Chairman of the Board of Directors and sole shareholder of Achiam Investments Ltd., and therefore has investment and voting control over the 19,460,000 of the Issuer held of record by Achiam Investments Ltd.

**
Based on 28,150,535 ordinary shares of the Issuer issued and outstanding as of August 11, 2010, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2010, filed with the Securities and Exchange Commission on August 16, 2010.

CUSIP No. 244632105
1	NAME OF REPORTING PERSON: Achiam Investments Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 19,460,000
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 19,460,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,460,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 69.1%*
14	TYPE OF REPORTING PERSON: CO

*
Based on 28,150,535 ordinary shares of the Issuer issued and outstanding as of August 11, 2010, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2010, filed with the Securities and Exchange Commission on August 16, 2010.

This Amendment No. 1 on Schedule 13D/A (the “Amendment”) is being filed to report that Achiam Investments Ltd. (“Achiam”) has entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Meira Fostbinder (as the heir of the Estate of Joseph Fostbinder), Meira Fostbinder, Sharon Fostbinder and Avital Gerson, under which Achiam agreed to purchase and the other parties agreed to sell, an aggregate of 19,460,000 shares of common stock, $0.0001 par value (the “Common Stock”) of  Defense Industries International, Inc., a Nevada corporation (the “Issuer”).

Item 1.                                Securities and Issuer

This Amendment relates to the Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 12 Hamefalsim Street, Petach Tikva, Israel 49514.

Item 2.                                Identity and Background

The Amendment is being filed by Achiam and Uri Nissani (collectively, the “Reporting Persons”). The Reporting Persons are Israeli citizens, and their business address is 12 Hamefalsim Street, Petach Tikva, Israel  49514. Uri Nissani is the Chief Executive Officer, President and a member of the Board of Directors of the Issuer.

During the last five years, the Reporting Persons (1) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                Source and Amount of Funds or Other Consideration.

On October 13 2010, Achiam entered into the Share Purchase Agreement with Meira Fostbinder (as the heir of the Estate of Joseph Fostbinder), Meira Fostbinder, Sharon Fostbinder and Avital Gerson, under which Achiam agreed to purchase and the other parties agreed to sell, an aggregate of 19,460,000 shares of Common Stock of the Issuer for a purchase price of $2,142,852, subject to adjustment upon the occurrence of certain events specified in the Share Purchase Agreement.

The source of the funds for the payment of the initial purchase price was from the working capital of Achiam.

Item 4.                                Purpose of Transaction

The purpose of the transaction was to acquire control of the Issuer.

As part of the transaction, the following changes to the Issuer's directors and officers occurred on October 13, 2010, the closing date under the Share Purchase Agreement:

●
Meira Fostbinder  resigned as the Issuer's Chairman of the Board of Directors and as Vice President of Finance, Secretary and Treasurer.  Meira Fostbinder also resigned from the Board of Export Erez Ltd.

●	Gil Fostbinder resigned as a member of the Board of Directors of the Issuer. Gil Fostbinder also resigned from the Boards of Mayotex Ltd., Isorad IR Optics Ltd. and Mayosar Technologies Ltd.

●	Uri Nissani was elected as Chairman of the Board of Directors of the Issuer.

●	Yoel Or was elected as a member of Board of Directors of the Issuer.

●	Avi Melamed was elected as a member of the Board of Directors of the Issuer.

Other than those transactions specified above or specified in the Share Purchase Agreement providing for the sale of all of the reporting person’s shares, neither the Estate nor the Executor currently have any plan or proposal, which relates to or would result in:

(a)    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)    an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)    a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

                        (d)    any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

(e)    any material change in the present capitalization or dividend policy of the Issuer;

(f)    any other material change in the Issuer’s business or corporate structure;

(g)   changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

                        (h)      a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                        (j)    any action similar to any of those enumerated above.

Item 5.                       Interest in Securities of the Issuer

(a) and (b)  The Reporting Persons are the beneficial owners of 19,460,000 shares of Common Stock of the Issuer held of record by Achiam, which constitutes approximately 69.1% of the Common Stock of the Issuer issued and outstanding on August 11, 2010.  The Reporting Persons have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 19,460,000 shares of Common Stock of the Issuer held of record by Achiam.

(c)   See Item 6 describing the Share Purchase Agreement. The Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days, except as disclosed in this Amendment.

(d)   No person other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported above in this Item 5.

(e)  Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 13 2010, Achiam entered into the Share Purchase Agreement with Meira Fostbinder (as the heir of the Estate of Joseph Fostbinder), Meira Fostbinder, Sharon Fostbinder and Avital Gerson, under which Achiam agreed to purchase and the other parties agreed to sell, an aggregate of 19,460,000 shares of Common Stock of the Issuer for a purchase price of $2,142,852, subject to adjustment upon the occurrence of certain events specified in the Share Purchase Agreement.

Item 7.                      Material to be Filed as Exhibits.

A copy of the Share Purchase Agreement is attached as Exhibit 99.1 to the Form 8-K filed by the Issuer on October 18, 2010  and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date:           October 22, 2010

/s/ Uri Nissani
Uri Nissani
ACHIAM INVESTMENTS LTD. By: /s/ Uri Nissani
Uri Nissani Chairman of the Board of Directors

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of the shares of common stock of Defense Industries International, Inc.

Dated: October 22, 2010

/s/ Uri Nissani
Uri Nissani
ACHIAM INVESTMENTS LTD. By: _/s/ Uri Nissani
Uri Nissani Chairman of the Board of Directors